SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
Public Company – CVM Code no. 00482-0
CNPJ/MF no. 42.150.391/0001-70
NIRE no. 29.300.006.939

RELEVANT FACT

Giving continuity to its corporate restructuring process, which stages have been widely disclosed to the market, BRASKEM S.A (“Braskem”), in compliance with CVM Instructions nos. 319/99 and 358/02, hereby informs its shareholders and the market in general that its Board of Directors, as well as the Board of Executive Officers of Odebrecht Química S.A. (“Odequi”) have on March 14, 2005 approved the convocation of the Extraordinary General Shareholders Meetings to be held on March 31, 2005, to deliberate on Odequi’s merger into Braskem.

Braskem’s Fiscal Council, at a meeting held on March 14, 2005, expressed a favorable opinion regarding the approval given by the Extraordinary General Shareholders Meeting to merge Odequi.

The operation intends to simplify Braskem’s corporate structure by merging its non-operational controlled companies. Odequi is a company fully controlled by Braskem, and it has been inserted within the specific financial transaction, which has already been properly finalized and settled.

Within this context, the specialized firm PricewaterhouseCoopers Auditores Independentes, a civil association headquarted in the City of São Paulo, at Av. Francisco Matarazzo, no. 1.400, from the 7th. to the 11th., and the 13th. to the 20th. floors, Torre Torino, enrolled before the National Roll of Juridical Persons under no. 61.562.112/0004-73, and registered before the Regional Accounting Council of the State of Bahia (under no. CRC 2SP000160/O-5, the indication and appointment whereof must be ratified by both Braskem and Odequi General Shareholders Meetings, has performed an accounting evaluation of Odequi net equity, based on the information provided by its Financial Statements prepared on December 31, 2004 for merger purposes (“Appraisal”).

The equity variations determined to exist during the period between the base date of December 31, 2004, and the effective date of incorporation shall be appropriated directly by Braskem, and they shall be transferred to the accounting ledgers of the latter company, there being effected the necessary changes.

Taking into account the fact that Braskem is the holder of the entire capital stock of Odequi, there shall be no increase in Braskem’s capital stock, and all the shares issued by Odequi shall be extinguished on the date it is merged into Braskem. Thus, the merger of Odequi into Braskem shall not cause any dilution of the equity owned by Braskem’s shareholders.

PricewaterhouseCoopers Auditores Independentes represents that it is not entailed in any relationship that could cause a conflict of interests or a communion of interests, either current or potential, vis-à-vis Braskem controlling shareholders, or with any other companies that may be involved, including their respective shareholders, controllers, or minority stock holders, or yet, to the very merger that is the object of this Relevant Fact.

It is estimated that the costs of the merger operation referred to by this Relevant Fact shall be in the tune of R$ 100,000.00 (one hundred thousand reais), including all expenses incurred into with publications, auditor’s fees, appraisers, consultants and attorneys.

The merger into operation shall be informed to the SEC – Securities and Exchange Commission.

The Appraisal, the Protocol and the Justification of the Merger of Odequi into Braskem,, as well as any other relevant documents shall be made available to Braskem’s shareholders for their examination as of March 15, 2005, between 09:00 and 17:00 hours, at Braskem’s headquarters, at Rua Eteno, 1.561 – COPEC – Camaçari, in the State of Bahia. A counterpart of this material shall be made available to the Brazilian Securities Exchange Commission (local acronomy CVM), and to the São Paulo Stock Exchange (local acronomy BOVESPA), as of March 15, 2005. Braskem’s shareholders wishing to consult and to examine the documents that are to be made available as mentioned above, shall schedule the date and the time of their visit through telephones (11)3443-9529 and (11)3443-9744 with the Investors Relations Department. A summary of the information regarding the operation shall be available in Braskem’s site www.braskem.com.br.

Camaçari, March 15, 2005

__________________________________
Braskem S.A.
Paul Elie Altit
Investor Relations Director

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer